U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

NORTHSTAR AEROSPACE (CANADA) INC.

105 Bedford Road
Toronto, Ontario
Canada  M5R 2K4

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date: November 13, 2003	By:	Randal L. Levine
	Name:	Randal L. Levine
	Title:	Vice-President and Chief Financial Officer

NORTHSTAR AEROSPACE REPORTS THIRD QUARTER FINANCIAL RESULTS

REPORT TO SHAREHOLDERS – THIRD QUARTER FINANCIAL RESULTS

TORONTO, November 11, 2003 - Northstar Aerospace today reported earnings from continuing operations for the third quarter ending September 30, 2003 of $0.4 million or $0.01 per share compared to $4.6 million or $0.16 per share in the prior year period.  Changes in foreign exchange rates continue to have a significant negative impact on revenues and earnings.  Net earnings for the quarter, after discontinued operations were $0.4 million or $0.01 per share compared to $4.1 million or $0.14 per share in the prior year.  For the nine months of 2003 earnings from continuing operations were $4.4 million or $0.15 per share compared to $9.8 million or $0.34 per share in the prior year.  Net earnings, including discontinued operations were a loss of $5.1 million or $0.18 per share in the nine months of 2003 compared to a profit of $8.6 million or $0.30 per share in the prior year.

Revenue from continuing operations totaled $41.2 million in the third quarter compared to $43.3 million in the previous year, representing a decrease of 4.9%.  Military revenues in the quarter were lower as a result of lower volumes on a key program to the Canadian operations.  For the nine months of 2003 revenues were $130.2 million, a 2% decrease from 2002.

Earnings before interest and taxes (“EBIT”) margin for continuing operations were 7.2% for the third quarter compared to 19.9% in the prior year.  The higher Canadian/US exchange rate reduced EBIT by approximately $1.9 million in the third quarter as compared to the prior year.  EBIT margins for the nine months of 2003 were 10.5% compared to 15.3% in the prior year. .  The decrease EBIT in the quarter and the nine months is attributable primarily to the impact of foreign exchange, lower commercial aerospace activity, lower activity on a key military program in Canada, severance costs in the second quarter and a legal settlement in the third quarter.  A more detailed discussion of the third quarter and first nine months of 2003 is contained in the Management Discussion and Analysis including comments on the comparability of results between the current and prior year.

Commenting on these results, President and Chief Executive Officer, Mark Emery stated:

“The third quarter of 2003 was difficult.  The reduced commercial aerospace activities and negative impact of an improved Canadian dollar have had a significant impact on our results for the first nine months of 2003.  We are adjusting to the new reality and have taken steps to reduce costs and increase profitability but this will take some time before the impacts are seen.  Our commercial aerospace manufacturing activities continue to be negatively impacted by the downturn in their markets.  We do not expect to realize improvements in our commercial aerospace activities in the short term.  Also, reduced volumes on a key military program due to reduced customer demand, have impacted our Canadian facilities.

We anticipate the balance of 2003 to show continued weakness in results.

We are focusing increased efforts on cash flow improvements and are expecting to show positive results in this area by year-end.

At September 30, 2003 the released backlog was $166 million, compared to $238 million at December 31, 2002.  Recently received orders have not been fully incorporated into the September 2003 backlog as they have not yet been released.”

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty.  All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements.  There is uncertainty over the impact of the September 11, 2001 terrorist attacks and the declining North American economy on the Company’s revenues and earnings for 2002 and beyond.  There is also uncertainty as a result of the extend and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures.  Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Year Ended December 31, 2002 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties.  All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measure

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation, amortization and write-off of deferred development costs.

The Company has included information concerning EBITDA because it believes certain investors use this measure as a means of measuring continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or American generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Donald K. Jackson
Chairman

Attachments:	Consolidated Balance Sheet
Consolidated Statement of Shareholders’ Equity
Consolidated Statement of Operations
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Management Discussion and Analysis

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

UNAUDITED

	September 30 2003	December 31 2002
ASSETS

Current

Cash	$—	$2,450
Accounts receivable	31,440	21,864
Inventories	75,491	86,844
Other current assets	2,946	2,525
Discontinued operations	—	27,201
Total current assets	109,877	140,884

Property, plant and equipment	53,016	58,490
Goodwill, net	5,767	6,692
Other long-term assets (note 2b)	10,275	16,025

Total assets	$178,935	$222,091

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Bank indebtedness	$10,779	$—
Accounts payable and accrued liabilities	21,653	29,959
Current portion of long-term debt	634	722
Discontinued operations	—	25,730
Total current liabilities	33,066	56,411

Long-term debt	85,939	100,243
Other long-term liabilities (note 2c)	13,619	22,719

Total liabilities	132,624	179,373

Shareholders’ equity	46,311	42,718

Total liabilities and shareholders’ equity	$178,935	$222,091

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For three and nine months ended September 30

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Deficit – beginning of period as previously reported	$(102,332)	$(92,911)	$(96,819)	$(95,066)

Change in accounting policy	—	—	—	(2,357)

Deficit – beginning of period as restated	(102,332)	(92,911)	(96,819)	(97,423)

Net income (loss) for the period	374	4,105	(5,139)	8,617

Deficit – end of period	(101,958)	(88,806)	(101,958)	(88,806)

Capital stock	152,851	152,642	152,851	152,642

Currency Translation Adjustment –
Continuing operations	(4,582)	(3,581)	(4,582)	(3,581)
Discontinued Operations (note 3)	—	(9,467)	—	(9,467)

TOTAL SHAREHOLDERS’ EQUITY	$46,311	$50,788	$46,311	$50,788

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Operations

For three and nine months ended September 30

(in thousands of Canadian dollars except per share amounts)

UNAUDITED

	Three months ended September 30		Nine Months ended September 30
	2003	2002	2003	2002

REVENUES	$41,189	$43,307	$130,243	$132,710

COST OF SALES AND EXPENSES
Cost of Sales	30,974	27,928	93,940	92,573
Selling, general and administration	5,216	4,672	16,498	13,784
Depreciation and amortization	2,029	2,081	6,113	6,019
Interest, net	2,348	2,626	7,242	7,752

Income from continuing operations before income taxes	622	6,000	6,450	12,582
Income taxes	248	1,386	2,065	2,812
Income from continuing operations	374	4,614	4,385	9,770
Discontinued operations (note 3)	—	(509)	(9,524)	(1,153)

Net Income (loss) for the period	$374	$4,105	$(5,139)	$8,617

Income (loss) per common share

Basic
Continuing operations	$0.01	$0.16	$0.15	$0.34
Discontinued operations	0.00	(0.02)	(0.33)	(0.04)
Net income (loss) per common share - basic	$0.01	$0.14	$(0.18)	$0.30

Diluted
Continuing operations	$0.01	$0.16	$0.15	$0.33
Discontinued operations	0.00	(0.02)	(0.32)	(0.04)
Net income (loss) per common share - diluted	$0.01	$0.14	$(0.17)	$0.29

Weighted average number of shares
Basic	28,878,573	28,836,847	28,895,176	28,839,136
Diluted	29,768,682	29,220,460	29,785,285	29,222,749

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30

(in thousands of Canadian dollars)

UNAUDITED

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income from continuing operations	$374	$4,614	$4,385	$9,770
Items not affecting cash:
Depreciation and amortization	2,029	2,081	6,113	6,019
Post retirement benefits	291	—	711	377
Foreign exchange (gains)/losses	—	(79)	50	(21)
Future income taxes	177	1,291	1,654	2,591
	2,871	7,907	12,913	18,736
Net change in non-cash working capital balances related to continuing operations (note 2a)	(3,227)	(12,311)	(16,359)	(15,710)
	(356)	(4,404)	(3,446)	3,026

Discontinued operations	—	1,051	—	1,520
Cash provided by (used for) operating activities	(356)	(3,353)	(3,446)	4,546

INVESTING ACTIVITIES
Capital expenditures	(1,899)	(3,252)	(5,708)	(5,914)
Decrease (increase) in long-term assets	(209)	(18)	(2,973)	(96)
Discontinued operations	—	(256)	(300)	(402)
Cash used for investing activities	(2,108)	(3,526)	(8,981)	(6,412)

FINANCING ACTIVITIES
Common shares issued	60	—	209	17
Long-term debt (repayments) increase	8	(224)	(514)	(1,095)
Increase (decrease) in bank indebtedness	2,333	8,850	10,670	6,011
Increase (decrease) in other long term liabilities	63	(952)	(388)	(1,949)
Discontinued operations	—	(795)	—	(1,118)
Cash provided by financing activities	2,464	6,879	9,977	1,866

Change in cash during the period	—	—	(2,450)	—
Cash at beginning of period	—	—	2,450	—
Cash at end of period	$—	$—	$—	$—

See also notes to consolidated financial statements

Notes to Consolidated Interim Financial Statements

For the Quarter ended September 30

(in thousands of Canadian dollars)

UNAUDITED

1.              SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a basis consistent with those in the 2002 audited consolidated financial statements.  These unaudited consolidated financial statements do not contain all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2002 annual report.

2.              SUPPLEMENTARY INFORMATION

a)              Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002

Cash provided by (used for):
Accounts receivable	$(12,967)	$(11,520)	$(12,970)	$(3,021)
Inventories	11,240	(1,519)	2,535	(11,996)
Other current assets	(309)	(602)	(698)	(205)
Accounts payable and accrued liabilities	(1,191)	1,330	(5,226)	(488)
Cash used, net	$(3,227)	$(12,311)	$(16,359)	$(15,710)

The majority of the company’s non-cash working capital items are denominated in US dollars.  The amounts above include the US dollar changes in those assets and liabilities for the period, translated to Canadian dollars at the average rate for the period.  The resultant changes measured in Canadian dollars, will not equal the changes between the corresponding balance sheet amounts, in which US dollar balances are translated at period end rates.

b)              Other long-term assets comprise the following:

	September 30 2003	December 31 2002

Debt issue costs net of amortization of $4,308 (2002-$3,800)	$1,280	$1,548
Future income tax asset	2,430	4,084
Investment in Vector Aerospace Corporation (quoted market value $7,464 (2002 - $2,246))	4,672	2,019
Other	1,893	1,837
Discontinued operations	—	6,537
Total other long-term assets	$10,275	$16,025

c)              Other long-term liabilities comprise:

	September 30 2003	December 31 2002

Pensions and post retirement benefits	$11,129	$11,105
Environmental remediation – long-term portion	2,280	3,045
Other	210	261
Discontinued operations	—	8,308
Total other long-term liabilities	$13,619	$22,719

d)         Earnings per share

Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended September 30.  The dilutive effect of options for the nine months of 2003 was 890,109 shares and for the nine months of 2002 was 383,613 shares.

3.              DISCONTINUED OPERATIONS

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner.  Under the agreement, the Company’s common shares in the pump companies were exchanged for non-participating preferred shares, which the pump companies must purchase on March 31, 2008 for $18 million.

At December 31, 2002 the Company made a provision to reduce the carrying value of the pump investments to nil given the significant uncertainty about the future of the pump companies.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, the currency translation adjustment included in shareholders’ equity related to discontinued operations.

4.              SEGMENTED INFORMATION

The continuing operations of the Company solely relate to the aerospace industry and are organized and managed as business segments outlined below:

Defense – The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial – The main products include components for accessory gearboxes and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines, and gyroscope inertial navigation systems.

Sector income statement:

Three Months Ended September 30

Nine Months Ended September 30

		2003	2002	2003	2002

Revenue	Defense	$29,065	$27,216	$89,047	$82,450
	Commercial	12,124	16,091	41,196	50,260
		41,189	43,307	130,243	132,710

Cost of Sales	Defense	21,027	17,339	60,141	54,901
	Commercial	9,947	10,589	33,799	37,672
		30,974	27,928	93,940	92,573

Selling, general and administration		5,216	4,672	16,498	13,784
Depreciation and amortization		2,029	2,081	6,113	6,019
Interest, net		2,348	2,626	7,242	7,752

Income from continuing operations before income taxes		$622	$6,000	$6,450	$12,582

The same fixed assets of the Company are used for both the Commercial and Defense aerospace manufacturing segments.  Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

Geographic Information

	Three Months Ended September 30
	Canada		United States		Total
	2003	2002	2003	2002	2003	2002

Revenue	$17,202	$19,646	$23,987	$23,661	$41,189	$43,307

	Nine Months Ended September 30
	Canada		United States		Total
	2003	2002	2003	2002	2003	2002

Revenue	$54,568	$62,462	$75,675	$70,248	$130,243	$132,710

Revenues are attributed to geographic location based on the location of the business unit reporting the revenue.  Domestic sales to foreign customers totaled approximately $17,107 (2002 - $19,303) in the third quarter and $54,279 (2002 – $60,350) in the nine months of 2003.

	Canada		United States		Total
	Sept 30 2003	Dec 31 2002	Sept 30 2003	Dec 31 2002	Sept 30 2003	Dec 31 2002

Property, plant and equipment and goodwill	$20,998	$19,958	$37,785	$45,224	$58,783	$65,182

INTENTIONALLY BLANK

MANAGEMENT DISCUSSION & ANALYSIS

For the three and nine months ended September 30, 2003

The following discussion and analysis by management of the financial position and results of operations of the Company is qualified by and should be read in conjunction with the Interim Consolidated Financial Statements and Notes thereto for the three and nine months ended September 30, 2003.

RESULTS OF OPERATIONS

Revenues in the third quarter were $2.1 million (4.9%) below the prior year comparative as a result of changes in foreign exchange rates.  Excluding foreign exchange impacts, revenue for the third quarter would have been $1 million higher than the previous year.

For the nine months ended September 30, 2003, revenues decreased by $2.5 million from the prior year as a result of foreign exchange impacts.  Using the same exchange rate as for the comparable period in 2002, revenues for the first nine months of 2003 would have been approximately $5 million higher than the previous year.

For the third quarter and the nine months of 2003, commercial aerospace revenues have declined from the prior year due to the impact of foreign exchange and decreased activity in repair and overhaul and machining and fabrication services.  These areas are anticipated to remain at depressed levels throughout the balance of 2003.

Compared to the prior year, military related activity for the quarter and the nine months ended September 30, 2003 has increased.  Increased work related to the Apache build contract accounts for this improvement.  A stronger Canadian dollar compared to the previous year has negatively impacted revenues in 2003 and is expected to continue to have negative effects on revenues and margins.

Gross margins, excluding depreciation, for the third quarter were 24.8%, compared to 35.5% for the third quarter of 2003.  Gross margins related to military activities for the quarter decreased 8.6% year-over-year as a result of product mix.  The reduction in activity related to the Lynx contract due to reduced customer requirements has negatively impacted margins and overhead absorption at Northstar’s Canadian facilities.  Also, the Apache build contract comprised a higher portion of total military margins in 2003 as compared to 2002 due to higher activity levels.  Margins on this contract are below the average military margins due to pricing pressures and learning curve impacts.  Commercial margins for the quarter decreased 16.2% compared to the prior year primarily as a result of lower activity levels in machining and fabrication services, the impact of a higher Canadian dollar and pricing reductions.

For the nine months ended September 30, 2003 gross margins, excluding depreciation were 27.9% compared to 30.2% in the prior year.  Both military and commercial margins decreased as a result of the factors noted above.  Using the same Canadian/US exchange rate as the prior year, gross margins for the nine months of 2003 would have increased by approximately $5 million compared to the reported results.

For the last quarter of 2003 military and commercial gross margins are expected to be marginally lower than the third quarter as a result of changes to product mix, pricing, lower customer demand and exchange rates.

Selling, general and administration (“SG&A”) expenses totaled $5.2 million (12.7% of sales) for the third quarter compared to $4.7 million in the prior year comparative.  The increase is largely a result of costs related to a legal settlement of approximately $0.6 million recorded in the third quarter of 2003.  For the nine months ended September 30, 2003, SG&A expenses were $16.5 million (12.7% of sales) representing an increase of $2.7 million over the prior year.  The increase primarily relates to a one-time insurance recovery of $0.7 million in 2002, severance costs of $1 million incurred in the second quarter of 2003 and legal settlements of $0.6 million in the third quarter of 2003.

Depreciation and amortization in the third quarter was $2.0 million, similar to the third quarter of 2002.  For the nine months ended September 30, 2003 depreciation and amortization was $6.1 million compared to $6.0 million in 2002.

Net interest expense in the third quarter was $2.3 million, $0.3 million lower than the prior year as a result of exchange impacts.  Net interest expense for the nine months of 2003 was $7.2 million compared to $7.8 million in the prior year.  The decrease in interest expense results from foreign exchange effects and lower interest rates on bank overdraft borrowings as compared to 2002.

Income from continuing operations, before taxes, for the third quarter and nine months of 2003 was respectively $5.4 million and $6.1 million below the prior year comparatives.  These decreases are primarily a result of the impact of the higher Canadian dollar on gross margins.  In addition, one-time severance expenses in the second quarter and legal settlements in the third quarter negatively impacted EBIT.  Year-over-year the strengthening Canadian dollar negatively impacted earnings before interest and taxes (“EBIT”) by approximately 6¢ per share.

Income tax expense for continuing operations for the third quarter was $0.2 million compared to $1.4 million in the prior year.  Income taxes for the nine months of 2003 of $2.1 million decreased $0.7 million from the prior year comparative.  The difference in effective tax rates between 2003 and 2002 relates to the lower profitability and the utilization of tax loss carry forwards.

Income from continuing operations after tax for the third quarter decreased $4.2 million year-over-year from $0.16 per share to $0.01 per share.  For the nine months of 2003 the year-over-year decrease was $5.4 million from $0.34 per share to $0.15 per share.

Net income for the three months ended September 30, 2003 was $0.01 per share compared to $0.14 per share for the prior year.  The net loss for the nine months of 2003 was of $0.18 per share compared to income of $0.30 per share for the prior year.  The decrease is primarily a result of the write-off of the currency translation adjustment related to the discontinued operations in the first quarter of 2003 and lower earnings from continuing operations.

Sector Revenue and Gross Margin Analysis

	Quarter ended September 30		Nine months ended September 30
	(in millions)		(in millions)
	2003	2002	2003	2002
Revenues
Defense	$29.1	$27.2	$89.0	$82.4
Commercial	12.1	16.1	41.2	50.3
Total revenues	$41.2	$43.3	$130.2	$132.7

Gross margin (% of revenue)
Defense	27.7%	36.3%	32.5%	33.4%
Commercial	18.0%	34.2%	18.0%	25.0%
Total gross margin%	24.8%	35.5%	27.9%	30.2%

Comparability Summary Table

	Quarter ended September 30		Nine months ended September 30
	(in millions)		(in millions)
	2003	2002	2003	2002

Income from continuing operations – before interest and taxes, as reported	$3.0	$8.6	$13.7	$20.3
Adjustments:
Legal settlement	0.6	—	0.6	—
Benefits insurance recovery	—	—	—	(0.7)
Income from continuing operations, before interest and taxes – comparable basis	$3.6	$8.6	$14.3	$19.6
% of Revenue	8.7%	19.9%	11.0%	14.8%
Add:
Depreciation and amortization	2.0	2.1	6.1	6.0

EBITDA, continuing operations – comparable basis	$5.6	$10.7	$20.4	$25.6
% of Revenue	13.6%	24.7%	15.7%	19.3%

BALANCE SHEET

Total assets related to continuing operations, increased by $0.9 million in the quarter and decreased $9.4 million year-to-date to $179 million as at September 30, 2003.  The higher Canadian dollar reduced total assets by approximately $19 million in the nine months of 2003.

Working capital related to continuing operations of $76.8 million increased by $1.0 million in the third quarter and decreased $6.2 million year-to-date.  Excluding the impact of changes in foreign exchange rates, working capital increased $1.0 million in the quarter and $3.6 million year-to-date.

Fixed assets declined $0.1 million in the quarter due to the impact of foreign exchange rates.  The decrease in goodwill is solely related to the impact of foreign exchange.

LIQUIDITY AND CAPITAL RESOURCES

A significant portion of the Company’s assets and liabilities are denominated in US dollars.  The amounts included in the Consolidated Statement of Cash Flows for changes in these US dollar assets and liabilities are calculated in US currency and then translated to Canadian dollars, at the average exchange rate for the period.  For this reason, the resultant changes measured in Canadian dollars will not equal the difference between balance sheet amounts.  In the balance sheet, US dollar balances are translated to Canadian dollars at period end exchange rates.

At September 30, 2003, the Company had total net debt of $97.4 million.  Bank indebtedness increased by $1.5 million during the third quarter of 2003.  At September 30, 2003 the Company had bank indebtedness of $10.8 million compared to cash of $2.5 million at December 31, 2002.  During the three and nine months ended September 30, 2003, cash flows were negatively impacted by working capital changes.

Cash used for operating activities related to continuing operations in the third quarter was $0.4 million.  This represents a decrease of $4.0 million compared to the third quarter of 2002.  The year-over-year change for the third quarter is largely due to working capital changes and lower net income.  The Company continues to fund a significant portion of the work-in-progress related to the Apache build contract from cash generated from operations.  This situation has improved after quarter-end as a result of collection of progress billings on this job.

For the nine months ended September 30, 2003 cash used in operating activities related to continuing operations increased $6.5 million over the prior comparative, primarily as a result of lower net income.  The Company is focusing significant attention on the reduction of inventories through the implementation of lean manufacturing techniques, which is anticipated to improve future cash flows.

Cash used in investing activities related to continuing operations for the third quarter of 2003 was $2.1 million and $8.7 million for the first nine months, which included capital expenditures of $1.9 million for the third quarter and $5.7 million for the nine months of 2003.  Cash invested to increase the investment in Vector Aerospace amounted to $2.6 million in the nine months of 2003.  Cash used in investing activities related to continuing operations for the third quarter of 2002 was $3.3 million and $6.0 million in the nine months of 2002.  The 2002 amounts included capital expenditures of $3.3 million for the quarter and $5.9 million for the nine months ended September 30, 2002.

Cash provided by financing activities related to continuing operations for the third quarter was $2.5 million and $10.0 million for the nine months of 2003.  This included an increase of bank indebtedness of $2.3 million in the third quarter and $10.7 million for the nine months of 2003.  In the third quarter of 2002, cash used in financing activities from continuing operations was $7.7 million and $3.0 million for the nine months of 2002.  The year-over-year change is primarily related to increases in bank indebtedness and debt repayments.

At September 30, 2003, the Company had approximately $5 million of borrowing capacity available under its existing credit facilities.  The Company believes it has adequate credit facilities to meet its cash requirements for the remainder of 2003.

INVESTMENT IN VECTOR AEROSPACE

During the past twelve months, the Company has acquired shares in Vector Aerospace Corporation (“Vector”) and today owns approximately 9.9% of Vector’s common stock.  Vector’s business is in the Maintenance Repair and Overhaul (MRO) sector while Northstar’s primary business is the manufacture of precision gears, transmissions and auxiliary gear boxes.  Less than 5% of Northstar’s existing revenues relate to activities that currently compete with Vector.  Northstar does not consider the companies to be competitors.

Northstar, together with a limited number of other Vector shareholders proposed an alternate slate of directors for Vector at the Vector Annual Meeting held on May 23, 2003.  At that meeting, the incumbent management slate of directors was elected by a very narrow margin.  Subsequent to the Vector Annual Meeting, additional shareholders indicated a willingness to support an alternate slate of directors and Northstar requisitioned a shareholders meeting of Vector to elect a new Vector board.  The Vector Shareholders’ Meeting is scheduled for November 28, 2003.  An Information Circular relating to meeting will be issued.

DISCONTINUED OPERATIONS

On March 31, 2003 the Company concluded an agreement with its joint venture partner resulting in Northstar’s common shares of the pump companies being exchanged for non-participating preferred shares.  The pump companies must purchase the preferred shares on March 31, 2008 for $18 million.

The preferred shares are classified as a long-term asset on the balance sheet and are carried at a nil value.

On March 31, 2003 the Company recorded as a charge to discontinued operations in the Income Statement the currency translation adjustment (“CTA”) related to discontinued operations, which was previously included as a separate component of Shareholders’ Equity.  The CTA write off for discontinued operations amounted to $9.5 million.  Shareholders’ equity was not affected by this charge.

OUTLOOK

The Company expects the last quarter of 2003 to show continued weak results.  Continued strength in the Canadian dollar has adversely affected results for the first nine months of 2003 and is expected to continue to do so.

During the third quarter of 2003 more than 70% of the Company’s revenues were derived from defense customers.  This has increased by approximately 8% from the prior year comparative primarily as a result of the decline in commercial aerospace activity.  The trend towards increased defense revenues in proportion to total revenues is expected to continue and results from ongoing weakness in commercial revenues.  The increase in defense activity also relates to the higher activity in the Apache build contract, which began in the second half of 2002.  This contract is expected to continue to generate revenues until the end of 2004.  Although the Company has performed work on the Apache transmission components before, this is the first contract to deliver complete assembled new transmissions.  As with most new work, there is a learning curve; the Apache build contract is no exception.

There continues to be uncertainty regarding the duration and extent of the continued softening in the commercial aviation market.  A number of the Company’s commercial aerospace customers have indicated that their requirements will likely be lower in the latter half of 2003.  The Company anticipates lower commercial revenues and margins in the remainder of 2003.

The Canadian dollar has appreciated against its US counterpart in the first nine months of 2003 from a Canadian/US exchange rate of $1.57 (December 31, 2002) to $1.35 (September 30, 2003).  Subsequent to quarter-end, the dollar has strengthened further to $1.30.  The vast majority of the Company’s revenues are US dollar based.  The stronger Canadian currency will continue to negatively impact revenues, margins and cash flows.  Management is assessing various options to improve profitability in the face of a strengthening Canadian dollar.

The Company anticipates lower revenues and margins in 2004 as compared to 2003, primarily as a result of foreign exchange rates and military product mix.  The average US/Canadian exchange rate for 2003 is anticipated to be approximately $1.40 compared to the current rate of $1.30 and an average rate in 2002 of $1.58.  The changes in exchange rates are anticipated to have a significant negative impact on revenues and earnings in 2004 as compared to prior years.  In addition, a significant military contract, which had reported strong gross margins is anticipated to have much lower volumes in 2004 as compared to the last two years.  These reductions are due to lower customer demands and customer inventory adjustments.

These impacts together are expected to result in a decrease in revenue and earnings for 2004.  These impacts are not expected to be long-term in nature.  The Company is taking steps necessary to reduce the impacts to the extent possible.  The long-term viability and prospects of the Company remain strong.

Northstar’s aerospace operations are well positioned for long-term growth.  The Company believes that its mix of commercial and defense work will continue to enhance its future success.

Backlog for continuing operations, at September 30, 2003 was approximately $166 million compared to $238 million at December 31, 2002.  Of the $72 million decrease, $20 million is a result of the higher Canadian/US exchange rate.  The balance of the reduction primarily relates to work completed on programs in the nine months of 2003.  Further purchase orders are anticipated later in 2003.  Backlog only includes the value of purchase orders in hand with respect to long-term customer supply agreements.

Forward-Looking statements

This report includes “forward-looking statements” that are subject to risks and uncertainties.  All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements.  There is uncertainty over the impact of potential terrorist attacks, the war in Iraq and the uncertain North American economy on the Company’s revenues and earnings in 2003 and beyond.  As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated.  Also, the impact of the level of future U.S. military expenditures and its impact on the Company’s revenues cannot be estimated with a high degree of accuracy.  Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward looking statements or comments as a result of any new information, future event or otherwise.

Non-GAAP Measures

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation and amortization including the write-off of deferred development costs.

The Company has included information concerning EBITDA because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.